United States securities and exchange commission logo





                              September 22, 2021

       Udi Margulies
       Chief Executive Officer
       Rose Hill Acquisition Corp
       981 Davis Dr NW
       Atlanta, GA 30327

                                                        Re: Rose Hill
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed September 15,
2021
                                                            File No. 333-259532

       Dear Mr. Margulies:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 15, 2021

       Cover Page

   1. Please revise your prospectus cover page to clearly disclose the full exercise period of your public warrants.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Udi Margulies
Rose Hill Acquisition Corp
September 22, 2021
Page 2

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                         Sincerely,
FirstName LastNameUdi Margulies
                                                         Division of
Corporation Finance
Comapany NameRose Hill Acquisition Corp
                                                         Office of Energy &
Transportation
September 22, 2021 Page 2
cc:       Daniel Forman
FirstName LastName